UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-51043

                           NOTIFICATION OF LATE FILING

      (Check One):
|_|Form 10-K |_|Form 11-K |_|Form 20-F |_|Form 10-Q |X|Form N-SAR |_|Form N-CSR

         For Period Ended: September 30, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:____________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: International Wire Group, Inc.

Former name if applicable:  N/A

Address of principal executive office (street and number): 12 Masonic Ave. City, state and zip code: Camden, NY 13316

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         In connection with its remediation of a control deficiency related to the identification of differences between book and tax accounting for fixed assets, certain inventory reserves and LIFO inventories, as previously discussed in the Company's Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, the Company is in the process of determining whether the deferred tax asset related to net operating loss carryforwards reflected on the Company's balance sheet as of December 31, 2005 may have been understated. The Company has not yet finally determined the extent of the understatement, if any, the appropriate accounting treatment to reflect any change in this asset or the period or periods in which such adjustments should be reflected. The adjustments, if any, may result in the restatement of prior period financial statements. The Company does not, however, anticipate that these non-cash accounting adjustments, if any, will have any material adverse impact on current or prior period results of operations.

         The control deficiency noted above constituted a material weakness as of December 31, 2005, March 31, 2006, and June 30, 2006. As the Company finalizes its review of its accounting for deferred taxes, additional weaknesses may be identified.



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



                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

Glenn Holler                 (314)                       719-1000
---------------------        ---------------             -----------------------
(Name)                       (Area Code)                 (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          |X| Yes  |_| No


         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          |X| Yes  |_| No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company will endeavor to finalize its review and file its third quarter Form 10-Q as soon as practicable. The Company's preliminary summary unaudited results of operations for the three and nine months ended September 30, 2006 (in millions) are set forth below. Income tax provision/(benefit), income from continuing operations, income/(loss) from discontinued operations and net income for the three and nine months ended September 30, 2006 have not been provided, as these items may be affected by the results of such review. As noted, the following data is preliminary in nature. Changes to such data may arise in connection with the finalization of the third quarter Form 10-Q and the related review process.

                                                     For the Three       For the Nine
                                                      Months Ended       Months Ended
                                                     Sept. 30, 2006     Sept. 30, 2006
                                                     --------------     --------------
Net sales ...........................................   $  206.4          $  565.0
Operating expenses:
Cost of goods sold, exclusive of depreciation and
 amortization expense shown below ...................      183.4             502.4
Selling, general and administrative expenses ........        9.9              27.5
Depreciation and amortization .......................        3.4               9.5
                                                        --------          --------
Operating income ....................................        9.7              25.6
Other income/(expense):
 Interest expense ...................................       (3.6)            (10.2)
 Amortization of deferred financing costs ...........       (0.2)             (0.5)
 Other, net .........................................       (0.1)              0.1
                                                        --------          --------
Income from continuing operations before income tax
 provision ..........................................   $    5.8          $   15.0
                                                        ========          ========


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



         Net sales were $206.4 million and $107.6 million for the three months ended September 30, 2006 and 2005, respectively. Sales for the three months ended September 30, 2006 were $98.8 million, or 91.8% above comparable 2005 levels, primarily as a result of increases in the average cost and selling price of copper, and to a lesser extent additional net sales related to our March 31, 2006 acquisition of Phelps Dodge High Performance Conductors of SC and GA, Inc. The average price of copper based upon COMEX increased to $3.54 per pound for the three months ended September 30, 2006 from $1.70 per pound for the three months ended September 30, 2005.

         Cost of goods sold, exclusive of depreciation and amortization, as a percentage of sales, increased to 88.9% for the three months ended September 30, 2006 from 85.0% for the same period in 2005. This increase was principally attributable to the increase in the average cost and selling price of copper referenced above.

         Net sales of $565.0 million for the nine months ended September 30, 2006 increased by $259.1 million, or 84.8 %, from $305.9 million for the nine months ended September 30, 2005. This increase was primarily the result of increases in the average cost and selling price of copper and to a lesser extent additional net sales related to our March 31, 2006 acquisition of Phelps Dodge High Performance Conductors of SC and GA, Inc. The average price of copper based upon the COMEX increased to $3.06 per pound for the nine months ended September 30, 2006 from $1.57 per pound for the nine months ended September 30, 2005.

         Cost of goods sold, exclusive of depreciation and amortization, as a percentage of sales was 88.9% for the nine months ended September 30, 2006, for an increase of 4.3 percentage points over the comparable 2005 period. This increase was principally attributable to the above-mentioned increase in the average cost and selling price of copper.

         As of September 30, 2006, our borrowing base under our revolving credit facility was $158.3 million. At that date, outstanding borrowings under the facility were $59.8 million and letters of credit issued under the facility were $13.4 million, resulting in a remaining availability as of such date of $85.1 million.

         Capital expenditures were $2.1 million for the three months ended September 30, 2006 and $7.0 million for the nine months ended September 30, 2006.




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




                         International Wire Group, Inc.
      ---------------------------------------------------------------------
                   (Name of Registrant as Specified in Charter

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2006
                                      INTERNATIONAL WIRE GROUP, INC.



                                      By:  /s/  Glenn J. Holler
                                         ---------------------------------------
                                         Name:  Glenn J. Holler
                                         Title: Senior Vice President, Chief
                                                Financial Officer and Secretary


















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